UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                  -------------

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*
                                  -------------

                            METALLICA RESOURCES INC.
                                (NAME OF ISSUER)
                           COMMON STOCK, NO PAR VALUE
                         (TITLE OF CLASS OF SECURITIES)

                                   591 25J 104
                                 (CUSIP NUMBER)
                                  -------------

                                SHARON E. DOWDALL
                  VICE PRESIDENT, GENERAL COUNSEL AND SECRETARY
                    FRANCO-NEVADA MINING CORPORATION LIMITED
                              SUITE 1900, BOX 2005
                             20 EGLINTON AVENUE WEST
                            TORONTO, ONTARIO M4R 1K8
                                 (416) 480-6480
                  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                 AUTHORIZED TO RECEIVE NOTICES OF COMMUNICATION)
                                  -------------

                                    Copy to:
                                 BRITT D. BANKS
                  VICE PRESIDENT, GENERAL COUNSEL AND SECRETARY
                           NEWMONT MINING CORPORATION
                               1700 LINCOLN STREET
                             DENVER, COLORADO 80203
                                 (303) 863-7414

                                FEBRUARY 16, 2002
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f), 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7 for other parties to whom copies are to be sent.
                        (Continued on the following pages)
                                (Page 1 of 7 pages)


                           -------------------------


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange
Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)


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------------------------------                                -------------------------------
CUSIP NO. 278 751 102                       13D                       (PAGE 2 OF 7)
------------------------------                                -------------------------------

---------------------------------------------------------------------------------------------
  1   NAME OF REPORTING PERSONS
      Franco-Nevada Mining Corporation Limited

      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

---------------------------------------------------------------------------------------------
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                        (a) [ ]
                                                                               (b) [ ]
---------------------------------------------------------------------------------------------
  3   SEC USE ONLY
---------------------------------------------------------------------------------------------
  4   SOURCE OF FUNDS*
      WC
---------------------------------------------------------------------------------------------
  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(D) OR 2(E)                                                                [ ]
---------------------------------------------------------------------------------------------
  6   CITIZENSHIP OR PLACE OF ORGANIZATION
      Canada
---------------------------------------------------------------------------------------------
NUMBER OF SHARES  7  SOLE VOTING POWER
  BENEFICIALLY       3,455,852 shares of Common Stock
    OWNED BY
 EACH REPORTING
  PERSON WITH
                 ----------------------------------------------------------------------------
                  8  SHARED VOTING POWER
                     N/A
                 ----------------------------------------------------------------------------
                  9  SOLE DISPOSITIVE POWER
                     3,455,852 shares of Common Stock
                 ----------------------------------------------------------------------------
                 10  SHARED DISPOSITIVE POWER
                     N/A
---------------------------------------------------------------------------------------------
 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      3,455,852 shares of Common Stock
---------------------------------------------------------------------------------------------
 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                                     [ ]
---------------------------------------------------------------------------------------------
 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      12.5%
---------------------------------------------------------------------------------------------
 14   TYPE OF REPORTING PERSON*
      CO
---------------------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


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------------------------------                                -------------------------------
CUSIP NO. 278 751 102                       13D                       (PAGE 3 OF 7)
------------------------------                                -------------------------------

---------------------------------------------------------------------------------------------
  1   NAME OF REPORTING PERSONS
      Newmont Mining Corporation

      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

---------------------------------------------------------------------------------------------
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                        (a) [ ]
                                                                               (b) [ ]
---------------------------------------------------------------------------------------------
  3   SEC USE ONLY
---------------------------------------------------------------------------------------------
  4   SOURCE OF FUNDS*
      WC
---------------------------------------------------------------------------------------------
  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(D) OR 2(E)                                                                [ ]
---------------------------------------------------------------------------------------------
  6   CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware
---------------------------------------------------------------------------------------------
NUMBER OF SHARES  7  SOLE VOTING POWER
  BENEFICIALLY       3,455,852 shares of Common Stock
    OWNED BY
 EACH REPORTING
  PERSON WITH
                 ----------------------------------------------------------------------------
                  8  SHARED VOTING POWER
                     N/A
                 ----------------------------------------------------------------------------
                  9  SOLE DISPOSITIVE POWER
                     3,455,852 shares of Common Stock
                 ----------------------------------------------------------------------------
                 10  SHARED DISPOSITIVE POWER
                     N/A
---------------------------------------------------------------------------------------------
 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      3,455,852 shares of Common Stock
---------------------------------------------------------------------------------------------
 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                                     [ ]
---------------------------------------------------------------------------------------------
 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      12.5%
---------------------------------------------------------------------------------------------
 14   TYPE OF REPORTING PERSON*
      HC, CO
---------------------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


   This Amendment No. 1 filed on March 6, 2002 amends, supplements and restates in their entirety the following Items of the Statement on Schedule 13D (the "Schedule 13D") of Franco-Nevada Mining Corporation Limited, a corporation incorporated under the laws of Canada ("Franco-Nevada"), filed on May 21, 2001 with respect to the shares of common stock, no par value ("Common Stock") of Metallica Resources Inc., a corporation incorporated under the laws of Canada (the "Issuer"). Unless otherwise indicated, all capitalized terms used but not defined herein have the meanings set forth in the Schedule 13D.

   Responses to each item below are incorporated by reference into each other item, as applicable.

ITEM 2.  IDENTITY AND BACKGROUND.

   Franco-Nevada Mining Corporation Limited ("Franco-Nevada"), a corporation incorporated under the laws of Canada, is a public precious metals royalty company, having its principal address at:

            Suite 1900, Box 2005
            20 Eglinton Avenue West
            Toronto, Ontario  M4R 1K8
            Canada

   Newmont Mining Corporation ("Newmont" and together with Franco-Nevada, the "Reporting Persons"), a Delaware corporation, is a company principally engaged in the production of gold and exploration for gold, and the acquisition and development of gold properties worldwide, having its principal address at:

            1700 Lincoln Street
            Denver, Colorado 80203

   On February 16, 2002, pursuant to that certain Arrangement Agreement, dated as of November 14, 2001 (the "Arrangement Agreement"), between Newmont and Franco-Nevada, Newmont, through certain subsidiaries, acquired all of the outstanding common shares of Franco-Nevada and Franco-Nevada became a wholly owned, indirect subsidiary of Newmont.

   During the last five years, none of the Reporting Persons and or the current officers or directors of the Reporting Persons has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(b) been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

        Exhibit 99.1 -- Settlement Confirmation between
                        Franco-Nevada and Griffiths McBurney & Partners, incorporated herein by reference to the Exhibit filed with the Schedule 13D.

        Exhibit 99.2 -- Joint Filing Agreement.

                                    SIGNATURE
                                    ---------

   After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  March 6, 2002

                              FRANCO-NEVADA MINING CORPORATION LIMITED



                                    By:      /s/ Sharon E. Dowdall
                                          ------------------------------------
                                          Name:  Sharon E. Dowdall
                                          Title: Vice President, General Counsel
                                                 Secretary





                              NEWMONT MINING CORPORATION



                                    By:      /s/ Britt D. Banks
                                          ------------------------------------
                                          Name:  Britt D. Banks
                                          Title: Vice President, General Counsel
                                                 Secretary

                                  EXHIBIT INDEX
                                  -------------

            Exhibit 99.1 --   Settlement Confirmation between
                              Franco-Nevada and Griffiths McBurney & Partners, incorporated herein by reference to the Exhibit filed with the Schedule 13D.

            Exhibit 99.2 --   Joint Filing Agreement.